FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1. Tremelimumab US Priority Review for Imfinzi combo

25 April 2022 07:00 BST

Tremelimumab accepted under Priority Review in the US for patients with unresectable liver cancer in combination with Imfinzi

STRIDE regimen of a single priming dose of tremelimumab added to Imfinzi is the first dual immune checkpoint blockade regimen to improve overall survival in a Phase III trial in this setting

AstraZeneca's Biologics License Application (BLA) for tremelimumab has been accepted for Priority Review in the US, supporting the indication of a single priming dose of the anti-CTLA4 antibody added to Imfinzi (durvalumab) for the treatment of patients with unresectable hepatocellular carcinoma (HCC). A supplemental BLA (sBLA) has also been submitted for Imfinzi in this indication. This novel dose and schedule of the combination is called the STRIDE regimen (Single Tremelimumab Regular Interval Durvalumab).

The Prescription Drug User Fee Act date, the Food and Drug Administration (FDA) action date for their regulatory decision, is during the fourth quarter of 2022 following the use of a priority review voucher.

Liver cancer, of which HCC is the most common type, is the third-leading cause of cancer death and the sixth most commonly diagnosed cancer worldwide.1,2 Approximately 26,000 people in the US present with advanced, unresectable HCC each year.3

Susan Galbraith, Executive Vice President, Oncology R&D, AstraZeneca, said: "The HIMALAYA Phase III trial showed an unprecedented three-year overall survival in this setting with a single priming dose of tremelimumab added to Imfinzi, highlighting the potential for this regimen to improve longer-term survival outcomes. Patients with advanced liver cancer are in great need of new treatment options, and we are working closely with the FDA to bring this novel approach to patients in the US as soon as possible."

The BLA for tremelimumab and sBLA for Imfinzi are based on final results from the HIMALAYA Phase III trial presented at the 2022 American Society of Clinical Oncology Gastrointestinal Cancers Symposium.

In this trial, patients treated with the STRIDE regimen experienced a 22% reduction in the risk of death versus sorafenib (based on a hazard ratio [HR] of 0.78, 96.02% confidence interval [CI] 0.65-0.93; p=0.0035).4 Nearly one in three (31%) patients were still alive at three years versus one in five (20%) for sorafenib.4

The safety profiles of the STRIDE regimen and for Imfinzi alone were consistent with the known profiles of each medicine, and no new safety signals were identified.

Imfinzi and tremelimumab were granted Orphan Drug Designation in the US for the treatment of HCC in January 2020.

As part of its extensive clinical development programme in gastrointestinal (GI) cancers, AstraZeneca is further assessing Imfinzi across multiple liver cancer settings, including locoregional HCC (EMERALD-1, EMERALD-3) and adjuvant HCC (EMERALD-2).

Notes

Liver Cancer
About 75% of all primary liver cancers are HCC.1 Between 80-90% of all patients with HCC also have cirrhosis.5 Chronic liver diseases are associated with inflammation that over time can lead to the development of HCC.5

More than half of patients are diagnosed at advanced stages of the disease, often when symptoms first appear.6 A critical unmet need exists for patients with HCC who face limited treatment options.6 The unique immune environment of liver cancer provides clear rationale for investigating medications that harness the power of the immune system to treat HCC.6

HIMALAYA
HIMALAYA was a randomised, open-label, multicentre, global Phase III trial of Imfinzi monotherapy and the STRIDE regimen, comprising a single priming dose of tremelimumab 300mg added to Imfinzi 1500mg followed by Imfinzi every four weeks versus sorafenib, a standard-of-care multi-kinase inhibitor.

The trial included a total of 1,324 patients with unresectable, advanced HCC who had not been treated with prior systemic therapy and were not eligible for locoregional therapy (treatment localised to the liver and surrounding tissue).

The trial was conducted in 181 centres across 16 countries, including in the US, Canada, Europe, South America and Asia. The primary endpoint is overall survival (OS) for STRIDE versus sorafenib and key secondary endpoints included OS for Imfinzi versus sorafenib, objective response rate and progression-free survival (PFS) for STRIDE and for Imfinzi alone.

Imfinzi
Imfinzi (durvalumab) is a human monoclonal antibody that binds to the PD-L1 protein and blocks the interaction of PD-L1 with the PD-1 and CD80 proteins, countering the tumourÕs immune-evading tactics and releasing the inhibition of immune responses.

Imfinzi is the only approved immunotherapy in the curative-intent setting of unresectable, Stage III non-small cell lung cancer (NSCLC) in patients whose disease has not progressed after chemoradiotherapy, and is the global standard of care in this setting based on the PACIFIC Phase III trial.

Imfinzi is also approved in the US, EU, Japan, China and many other countries around the world for the treatment of extensive-stage small cell lung cancer (ES-SCLC) based on the CASPIAN Phase III trial. In 2021, updated results from the CASPIAN trial showed Imfinzi plus chemotherapy tripled patient survival at three years versus chemotherapy alone.

In the past year, Imfinzi has demonstrated clinical benefit in multiple additional cancer settings with positive Phase III trials in advanced biliary tract cancer (TOPAZ-1), unresectable advanced liver cancer (HIMALAYA) and metastatic NSCLC (POSEIDON).

As part of a broad development programme, Imfinzi is being tested as a single treatment and in combinations with other anti-cancer treatments for patients with small cell lung cancer, NSCLC, bladder cancer, several gastrointestinal cancers, ovarian cancer, endometrial cancer, and other solid tumours.

Tremelimumab
Tremelimumab is a human monoclonal antibody and potential new medicine that targets the activity of cytotoxic T-lymphocyte-associated protein 4 (CTLA-4). Tremelimumab blocks the activity of CTLA-4, contributing to T-cell activation, priming the immune response to cancer and fostering cancer cell death.

Beyond HIMALAYA, tremelimumab is being tested in combination with Imfinzi across multiple tumour types including locoregional HCC (EMERALD-3), SCLC (ADRIATIC) and bladder cancer (VOLGA and NILE).

Tremelimumab is also under review by global regulatory authorities in combination with Imfinzi and chemotherapy in 1st-line metastatic NSCLC based on the results of the POSEIDON Phase III trial, which showed the addition of a short course of tremelimumab to Imfinzi plus chemotherapy improved both overall and progression-free survival compared to chemotherapy alone.

AstraZeneca in GI cancers
AstraZeneca has a broad development programme for the treatment of GI cancers across several medicines spanning a variety of tumour types and stages of disease. In 2020, GI cancers collectively represented approximately 5.1 million new diagnoses leading to approximately 3.6 million deaths.7

Within this programme, the Company is committed to improving outcomes in gastric, liver, biliary tract, oesophageal, pancreatic, and colorectal cancers.

Imfinzi (durvalumab) is being assessed in combinations including with tremelimumab in HCC, biliary tract, oesophageal and gastric cancers in an extensive development programme spanning early to late-stage disease across settings. In January 2022, results of the TOPAZ-1 Phase III trial in 1st-line advanced biliary tract cancer demonstrated a significant improvement in OS with Imfinzi plus standard-of-care chemotherapy versus chemotherapy alone.

The Company aims to understand the potential of Enhertu (trastuzumab deruxtecan), a HER2-directed antibody drug conjugate, in the two most common GI cancers, colorectal and gastric cancers. Enhertu is jointly developed and commercialised by AstraZeneca and Daiichi Sankyo.

Lynparza (olaparib) is a first-in-class PARP inhibitor with a broad and advanced clinical trial programme across multiple GI tumour types including pancreatic and colorectal cancers. Lynparza is developed and commercialised in collaboration with MSD (Merck & Co., Inc. inside the US and Canada).

AstraZeneca in immunotherapy
Immunotherapy is a therapeutic approach designed to stimulate the body's immune system to attack tumours. The Company's Immuno-Oncology (IO) portfolio is anchored in immunotherapies that have been designed to overcome evasion of the anti-tumour immune response. AstraZeneca is invested in using IO approaches that deliver long-term survival for new groups of patients across tumour types.

The Company is pursuing a comprehensive clinical-trial programme that includes Imfinzi as a single treatment and in combination with tremelimumab and other novel antibodies in multiple tumour types, stages of disease, and lines of treatment, and where relevant using the PD-L1 biomarker as a decision-making tool to define the best potential treatment path for a patient.

In addition, the ability to combine the IO portfolio with radiation, chemotherapy, and targeted small molecules from across AstraZeneca's oncology pipeline, and from research partners, may provide new treatment options across a broad range of tumours.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1.   ASCO. Liver Cancer: View All Pages. Available at: https://www.cancer.net/cancer-types/liver-cancer/view-all. Accessed March 2022.
2.   WHO. Liver Cancer Fact Sheet. Available at: https://gco.iarc.fr/today/data/factsheets/cancers/11-Liver-fact-sheet.pdf. Accessed March 2022.
3.   AstraZeneca data on file. Kantar Health. 2021.
4.   Abou-Alfa GK, et al. Phase 3 randomized, open-label, multicenter study of tremelimumab and durvalumab as first-line therapy in patients with unresectable hepatocellular carcinoma: HIMALAYA. Presented at ASCO Gastrointestinal Cancers Symposium 2022.
5.   Tarao K, et al. Real impact of liver cirrhosis on the development of hepatocellular carcinoma in various liver diseasesÑmeta‐analytic assessment. Cancer Med. 2019;8(3):1054-1065.
6.   Colagrande S, et al. Challenges of advanced hepatocellular carcinoma. World J Gastroenterol. 2016;22(34):7645-7659.
7.   WHO. World Cancer Fact Sheet. Available at: https://gco.iarc.fr/today/data/factsheets/cancers/39-All-cancers-fact-sheet.pdf. Accessed March 2022.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 25 April 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary